SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CAPEX 2016

Companhia  Paranaense  de  Energia  -  COPEL,  pursuant  to  CVM  Instruction  358/2002,  hereby  informs  its shareholders and the market in general that the Board of Directors approved in its 151st Ordinary Meeting, held on December 09, 2015, the amount of R$ 3,149.8 million to be allocated in the Capital Expenditures Program for 2016, as detailed below:

R$ million
Subsidiary/SPC	Scheduled 2016
Copel Geração e Transmissão	1,695.1
Copel Distribuição	570.[0]
Copel Telecomunicações	146.[0]
Copel Brisa Portiguar	110.[2]
Cutia Empreendimentos Eólicos	601.[3]
Others [1]	27.1
TOTAL	3,149.8
[1]Including São Bento Energia , Holding, Copel Renováveis and others .

 These figures do not include possible (i) acquisitions and (ii) investments to be made by affiliates and subsidiaries.

Curitiba, December 15, 2015.

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.